Exhibit 4.10

EXCLUSIVE PROMOTION SERVICE AGREEMENT

THIS AGREEMENT is made the 30th day of July 2007 between

GLAXOSMITHKLINE (China) Investment Co., Ltd., whose registered office is at 9/F, Building A Ocean International Center, 56 Mid 4th East Ring Rd, Chao Yang District, Beijing (hereinafter referred to as “GSK”); and

Sinovac Biotech Co., Ltd., whose registered office is at No.39, Shangdi Xi Rd., Haidian District, Beijing, PRC (hereinafter referred to as “Sinovac”).

WHEREAS:

A.	Sinovac and its Affiliates own and control all rights, title and interest in certain patents, trade marks and intellectual property rights relating to the Product (as hereinafter defined) manufactured by Sinovac and sold under the Trademarks (as hereinafter defined) in the Territory;

B.	GSK has expertise in the marketing and promotion of pharmaceutical and vaccine products;

C.	Sinovac wishes GSK to provide services in marketing and promotion of the Product to the non-tender Customers in the Territory (as hereinafter defined).

D.	Sinovac wishes to work with GSK on Tender Sales (as hereinafter defined) as agreed by the Parties.

NOW IT IS HEREBY AGREED as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement the following expressions shall have the following meanings

“Adverse Event” shall have the meaning set out in Schedule 3.

“Affiliates” of a party to this Agreement shall mean an organization which is directly or indirectly controlled by, in Control of or under common Control with such party.

“Control” (including the terms “controlling”, “controlled by” and “under common control with”) shall mean the ownership, direct or indirect, of more than fifty per cent (50%) of the voting stock of an organization or the legal power, directly or indirectly, to appoint more than one half of the board of directors of an organisation or similar body, or to direct the general management of an organisation.

“Customer” shall mean all levels of CDC, all kinds of point of vaccination, and all other institutions which purchase the Product within the Territory.

“Effective Date” shall mean the date when this Agreement is signed and chopped by authorized representative of the Parties.

“Guaranteed Annual Sales” shall mean the minimum level of Sales of Product required to be achieved with respect to the Product in each Year as set out in Schedule 2 hereto.

“Information” shall mean all information of whatever kind disclosed by either GSK or Sinovac to the other Party or its employees relating to the Product.

“Laws” shall mean all laws and regulations in the Territory applicable to the sale and promotion of pharmaceutical and vaccine products in the Territory, including without limitation laws and regulations relating to risk management, drug safety and pharmacovigilance.

“Marketing Authorisations” shall mean the authorisations, approvals or licences required for the sale of the Product in the Territory registered in the name of Sinovac, which shall include but not limited to Product Manufacture License.

“Product” shall mean Anflu® Adult vaccine in final packaged form, i.e. any dose form including PFS, Cillin Bottle and Ampul, 240 doses per cold box, each PFS or Cillin Bottle bearing corresponding ID, manufactured and sold by Sinovac under the Trademarks in the Territory.

“Product Liability” shall mean the liabilities on the manufacturer of a product to make compensation for personal injury, property damage or other damages caused by the product.

“Promotion” shall mean the services that GSK shall provide to Sinovac in relation to the marketing and promotion of the Product by GSK in accordance with this Agreement as detailed in Art.2 and Art.4 hereof.

“Regulatory Authorities” shall mean the duly constituted governmental agencies having jurisdiction over the sales, marketing, promotion, pricing and distribution of the Product in the Territory including but not limited to State Food and Drug Administration, Ministry of Health, National Development and Reform Commission.

“Service Fees” shall mean the amounts payable by Sinovac to GSK for the Promotion by GSK hereunder as set out in Schedule 1 hereto.

“Sales of Product” shall be calculated by reference to the payment collected by Sinovac from the Customers for the products.

“Targeted Delivery Schedule” shall mean the delivery schedule of the Product as set out in Schedule 2 hereto for 2007 or as agreed by the Parties in the following calendar year.

“Tender Sales” shall mean the purchase of the Product which is (a) fully funded by the government, whether central, provincial or municipal; and (b) conducted by a CDC, as designated and authorized by such funding government, by inviting bidding and entering the commercial purchase agreement of the Product with Sinovac who becomes the success bidder.

“Territory” shall mean the People’s Republic of China, excluding Hong Kong SAR, Macau SAR and Taiwan.

“Trademarks” shall mean Sinovac® and Anflu® owned or controlled by Sinovac or its Affiliates.

“LSP” [***]† or any other logistic provider as appointed by GSK to provide the logistic services to Sinovac.

†	This portion of the service agreement has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 24b-2.

“Product Recall” is to track, withdraw and recovery, as far as possible, to a desired distribution level (i.e. Distribution Centres, CDCs, Community hospitals, and etc.), of a particular batch or a series of batches of the Product which has left the control of Sinovac and has been found to be in violation of Sinovac or local regulatory standards, or where the safety, efficacy, purity or quality of the Product is questionable.

“Working Day” shall mean Monday to Friday, excluding any national holidays.

2	PROMOTION BY GSK

2.1	Sinovac shall grant to GSK an exclusive right to promote the Product in the Territory to Customers other than the “Tender Sales” during the term of this Agreement.

2.2	GSK shall promote the Product in the Territory in accordance with the provisions of this Agreement.

2.3	Notwithstanding provisions of Art.2.1 and 2.2 hereunder, for the avoidance of doubt, GSK shall not engage in Tender Sales on its own without prior consent from Sinovac.

2.4	Each party shall appoint a project leader to liaise with the other regarding the Promotion hereunder.

2.5

The parties shall, review and agree with the initial Guaranteed Annual Sales for that calendar year before May 31 st of each year. GSK shall confirm Final Guaranteed Annual Sales afterwards, with fluctuation of +/-20% of the initial Guaranteed Annual Sales, but no later than Jun 30th of each year. In case GSK fails to confirm the Final Guaranteed Annual Sales, the initial Guaranteed Annual Sales shall become final.

3	RESPONSIBILITIES OF Sinovac

3.1	Sinovac shall be solely responsible for applying for and maintaining Marketing Authorisations for the Product in the Territory and for any correspondence with any Regulatory Authority in the Territory. Costs relating to the application, variation and maintenance of the Marketing Authorisations shall be borne by Sinovac or its relevant Affiliates. Sinovac shall also, where required, inform the Regulatory Authorities that the GSK is authorised to Promote the Product in the Territory.

3.2	Sinovac shall be solely responsible for all pricing negotiations of the Product and for the commercial terms on which it will sell the Product to Customers.

3.3	Sinovac shall provide GSK with relevant clinical, technical and promotional information relating to the Product at its cost throughout the term of this Agreement.

3.4	Sinovac shall be solely responsible for manufacture, packaging and getting official lot release of the Product at its own cost.

3.5	Sinovac shall be solely responsible for ensuring the Product is (1) manufactured and supplied in compliance with the Laws; (2) of good quality with any expiry date for usage that is at least 9 months subsequent to the date the Products are delivered.

3.6	Sinovac shall be responsible for receiving orders from and invoicing the Customers of the Product. For the avoidance of doubt, Sinovac shall only receive orders from GSK through LSP and supply the Product to LSP in Beijing after the Products are released by NICPBP. Delivery to LSP shall be ex-Sinovac factory.

3.7	Sinovac shall be responsible for timely supplying the Product according to the Guaranteed Annual Sales and the Targeted Delivery Schedule as set out in Schedule 2 hereto.

3.8	Sinovac shall enter into an Exclusive Logistics Service Agreement with LSP for the Product. Sinovac shall not change or terminate LSP’s service without prior consent from GSK, which consent cannot be unreasonably withheld or delayed.

3.9	Sinovac shall provide a half-day training every year to persons designated by GSK with respect of the Product. The number and identity of the trainers and trainees, and the subject matter of the training shall be agreed by the Parties one (1) month prior to the training.

3.10	Sinovac shall be responsible for preparing documentation for the listing & bidding of the Product. GSK may use such documentation free of charge for the listing & binding of the Product.

3.11	Sinovac shall continue to administer and fund all existing, currently planned and future clinical trials associated with the Product.

3.12	Sinovac shall review all promotional materials prepared by GSK to be used in connection with this Agreement. Such review shall be completed within 3 working days of the submission of the materials by GSK.

3.13	Sinovac shall be fully responsible for any and all Product Liabilities of the Product.

3.14	Sinovac shall be fully responsible for receiving and handling product returns.

3.15	All product-related responsibilities including but not limited to the aforementioned points shall be born by Sinovac, unless specifically defined as responsibilities of GSK or LSP.

3.16	During the term of this Agreement, unless as otherwise expressly agreed by GSK in writing, Sinovac shall refrain from entering into any product distribution or promotion agreement with any third party on Sinovac’s product that directly competes with GSK on seasonal adult flu vaccine in the Territory; During the term of this Agreement, unless as otherwise expressly agreed by Sinovac in writing, GSK shall refrain from entering into any agreement as distribution or promotion service provider with any third party for seasonal flu vaccine products. For the purpose the clarity, such third party shall not include any Affiliates of GSK.

3.17	Sinovac agrees that for any other seasonal flu vaccine developed by it and to be launched in the Territory (“New Product”), GSK shall have a right of first refusal to an exclusive promotional right (other than Tender Sales). Should the Parties fail to reach an Exclusive Promotion Agreement on the New Product in 3 months upon Sinovac’s offer, Sinovac shall have the right to negotiate and reach agreement with third party for the New Product provided however with the terms and conditions not favorable than those offered to GSK.

4	RESPONSIBILITIES OF GSK

4.1	GSK shall ensure that for the performance of this Agreement both its own conduct and that of its employees shall comply strictly with (1) Laws, (2) the Foreign Corrupt Practices Act, and (3) GSK policies and procedures for marketing and promotion of pharmaceutical and vaccine products.

4.2	GSK shall provide Sinovac with monthly sales report of the Product (ex LSP) within ten (10) working days following the end of each month.

4.3	GSK shall ensure that any requests for information relating to the Product from any Regulatory Authorities in the Territory will be transmitted to Sinovac for reply within 24 hours.

4.4	GSK agrees to cause the Guaranteed Annual Sales to be achieved in each year, but it being understood that GSK has no liability for the failure to achieve the Guaranteed Annual Sales except as expressly set forth in Schedule 2.

4.5	GSK shall be responsible at its cost for providing training to its people with respect of the Product.

4.6	GSK shall be responsible for Customer service for the Product, including but not limiting to handling Customers’ enquires and complaints of the Product.

4.7	Except where otherwise specifically provided, GSK shall bear all costs incurred by it in connection with this Agreement, including without limitation salary and related costs of its employees, organizing or sponsoring scientific meetings with respect to the Product and any other cost associated with the Promotion.

4.8	GSK shall provide at its cost all promotional and educational materials, including detail aids, for use by its people in the Promotion of the Product. GSK shall be entitled to include its name and logo in addition to Sinovac’s name and logo on all such materials to the extent permitted by and in accordance with Laws.

4.9	GSK shall submit the promotional materials to Sinovac for medical review and approval prior to use. GSK may not use any promotional materials, advertise or otherwise make representations about the Product without Sinovac’s prior written approval, which approval will not be unreasonably withheld or delayed.

4.10	GSK shall be responsible for assisting Sinovac on bidding and listing activities for the Product

4.11	Notwithstanding the provision of 2.1 hereunder, for the Tender Sales as agreed by Sinovac and GSK in advance, Sinovac shall handle the project with support from GSK. Sinovac shall pay Service Fee to GSK for such Tender Sales according to Schedule 1 hereto.

4.12	GSK shall inform Sinovac without delay of any fact or circumstance, whether of legal, scientific or other nature, which may affect the marketing of the Product in the Territory, including – without limitation – information concerning side effects, adverse reactions and uses for non-approved indications; shall notify Sinovac any information concerning any serious or unexpected adverse event, quality issue and any infringement of Intellectual property; and shall promptly notify Sinovac of any directions, instructions or advice from the governmental authorities related to such event.

4.13	GSK expressly acknowledges that (i) any orders from Customers for the Product will be subject to Sinovac’s acceptance, in its sole discretion, of such orders and the availability, from time to time, of the Product, to the extent the cumulative orders solicited by GSK for a certain period exceeds the amount guaranteed to be delivered by Sinovac for that period; and (ii) except as otherwise provided under 4.14 hereunder, Sinovac has no responsibility or liability whatsoever to GSK with respect to the continued availability of the Product beyond the Guaranteed Annual Sales as set forth in or agreed pursuant to Schedule II. For the amount of Product beyond the Guaranteed Annual Sales which order has been accepted by Sinovac, in case that Sinovac cancels the order, Sinovac shall notify GSK at least 2 weeks prior to the delivery time. In case Sinovac fails to provide such two (2) weeks’ notice to GSK, The Product of canceled order can not be used for Tender Sales without permission from GSK. For the amount of Product beyond the Guaranteed Annual Sales which order has been accepted by Sinovac, in case that the delivery is delayed by Sinovac, Sinovac shall notify GSK at least 1 week prior to the delivery time. In case Sinovac fails to provide such one (1) week’s notice to GSK, the Product of delayed order can not be used for Tender Sales without the permission from GSK.

4.14

GSK has no authority to bind Sinovac by contract or otherwise. GSK acknowledges and agrees that the relationship arising from this Agreement does not constitute or create a general agency, joint venture, partnership, employee relationship or franchise between Sinovac and GSK. GSK shall identify itself as an authorized representative of Sinovac only with respect to the Product covered by this Agreement and shall otherwise identify itself as an independent business. Unless specifically authorized in writing, neither Sinovac nor GSK shall make any express or implied agreements, guarantees or representations, or incur any debt, in the name of or on behalf of the other.

5	SERVICE FEES

5.1	Sinovac shall calculate the Service Fees due to GSK in accordance with Schedule 1 on a monthly basis and shall send the calculation to GSK within five [ 5 ] working days of the end of the month.

5.2	GSK shall within three [ 3 ] working days of receipt of the calculation referred to in Clause 5.1 send an invoice to Sinovac for the amount of the Service Fees due in accordance with the calculation.

5.3	Payment of the invoices will be made by Sinovac to GSK within thirty [30] days upon receipt of payment collection from LSP and the appropriate invoice for the amount due.

6	ADVERSE EVENT

6.1	Both Sinovac and GSK agrees to notify each other any information concerning any serious or unexpected adverse event associated with the clinical use, studies, investigations, tests and marketing of the product, whether or not determined to be attributable to the Product.

6.2	Sinovac shall be fully responsible for adverse event reporting to the authorities and the handling of adverse events according to the Laws. GSK shall support Sinovac for handling and reporting provided that Sinovac shall compensate GSK for cost occurred, if any. Such costs include any compensation to vaccinees or subjects, any attorney fees incurred by GSK and approved by Sinovac, as well as all related costs to required inspection including but not limited to expert consultancy fees, inspection fees, etc.

6.3	In the event that GSK is aware of a claim being made against Sinovac by any third party arising from the supply and / or use of the Product, GSK will immediately inform Sinovac so that it may decide whether to participate in or undertake the defense of any legal proceedings.

7	SAFETY DATA EXCHANGE

7.1	GSK and Sinovac shall comply with the Safety Data Exchange Agreement set out in Schedule 3 hereto (“SDEA”).

7.2	If either Party becomes aware of action that may or will be or has been taken by a Regulatory Authority for safety reasons connected with the Product, it shall immediately and in any event no later than twenty-four (24) hours after becoming aware of such action notify the other Party in writing with available details regarding the same.

8	TRADE MARKS

8.1	Sinovac shall be fully responsible for the securing, maintenance and protection of the Trademarks and shall, in its absolute discretion, take legal actions at its own expense to protect the Trademarks from third party infringements or other violations.

8.2	GSK shall promptly notify Sinovac in writing of any uses that have come to its attention which may constitute an actual or threatened infringement, imitation or other violation of the Trademarks.

8.3	Except for the purpose of performing this Agreement, GSK shall have no rights under this Agreement in or to the Trademarks, and shall not during the term of this Agreement, or thereafter, represent that it is the owner or licensee of the Trademarks, whether or not such Trade Mark is registered.

8.4	The Product shall be promoted only under the Trademarks.

8.5	GSK shall not at any time register, or cause to be registered, in its name or in the name of another, or use or employ during or after the terms of this Agreement, the Trademarks or any trade mark, name or design resembling or similar to the Trademarks for any goods or services in the Territory.

8.6	GSK agrees that upon termination or expiration of this Agreement, it will discontinue forthwith all use of the Trademarks and shall not thereafter directly or indirectly promote, sell or distribute any Products bearing the Trademarks or trademarks, names or designs confusingly similar to the Trademarks, nor shall GSK otherwise use trade marks, names or designs confusingly similar to the Trademarks.

9	PRODUCT RECALL

9.1	Sinovac shall maintain and cause LSP to maintain a Product Recall Procedure so as to enable it to trace back with minimum delay Customers within the Territory who have purchased or been supplied with the Product. Sinovac shall provide a copy of this procedure to GSK.

9.2	Any recall of the Product shall be at the sole discretion of Sinovac who shall bear the cost of any such recall.

9.3	Sinovac shall be fully responsible for disposal of Products recalled and/or returned.

9.4	GSK agrees to co-operate with Sinovac in any recall of the Product by providing Sinovac with reasonable assistance at Sinovac’s request.

10	CONFIDENTIALITY

10.1	All Information and materials supplied by one party to the other party hereunder whether before or after the date hereof shall be used only for the purposes of this Agreement by the Parties.

10.2	Any and all confidential information supplied by one party to the other pursuant to this Agreement shall be kept strictly confidential by the receiving party both during and after the termination of this Agreement except to the extent that:

10.2.1	it was already in the receiving party’s possession at the date of receipt from the other party; or

10.2.2	it is in or shall subsequently come into the public domain through no fault of the receiving party; or

10.2.3	is subsequently disclosed to the receiving party by a third party not receiving the same from any source, directly or indirectly connected to the disclosing party;

10.2.4	is required to be disclosed by the receiving party to governmental authorities by law or governmental regulations and in particular to health authorities in the Territory.

11	INDEMNITIES

11.1	GSK will, subject to Clause 11.2 below, indemnify and hold harmless and keep indemnified and held harmless Sinovac against any and all losses, liabilities, costs, claims, demands, expenses and fees (including reasonable legal and other professional fees) actions, proceedings and damages suffered or incurred by Sinovac of whatever nature arising out of any willful misconduct of GSK (including its personnel, whether or not approved) or any finding against Sinovac of breach of any Laws in the Territory as a result of action taken or omitted to have been taken by GSK or its employees in the performance of their activities hereunder.

11.2	Sinovac will, subject to Clause 11.1 above, indemnify and hold harmless and keep indemnified and held harmless GSK against all and any losses, liabilities, costs, claims, demands, expenses and fees (including reasonable legal and other professional fees), actions, proceedings and damages suffered or incurred by GSK of whatsoever nature arising as a result of any claim, suit or proceeding made or brought against GSK based upon the manufacture and sale of the Product or resulting from use by GSK of any materials which are furnished by Sinovac to GSK hereunder, unless such materials have not been used by GSK and its employees in accordance with any instructions of Sinovac.

11.3	Sinovac will indemnify GSK against any direct legal costs GSK should defend itself as a consequence of the Product Liability and/or any act or omissions on Sinovac’s part.

11.4	The party granting an indemnity under this Clause in relation to any particular claim will have the option to control any litigation resulting from such claim or the related negotiations.

11.5	Except to the extent set forth herein, Sinovac has no liability to GSK for lost revenue or lost profit that might have been earned hereunder but for the inability, delay or failure of Sinovac to provide the Product to any Customer solicited by GSK, or in the event of discontinuation of the Product, or for delay in acceptance of or rejection of any order for the Product.

11.6	Except to the extend set forth herein, GSK shall have no liability to Sinovac for lost revenue or lost profit that might have been earned hereunder.

12	FORCE MAJEURE

Neither of the parties shall be liable or shall be in breach of any provision of this Agreement for any failure or omission on its part to perform any obligations because of force majeure, including, but not limited to, war, riot, fire, explosion, flood, accident or breakdown of machinery, strike or other labour disturbances, acts of God or changes in law or any other cause beyond the reasonable control of that party and unless conclusive evidence to the contrary is provided, the party so affected shall, upon giving written notice to the other party, be excused from such performance to the extent and for the duration of such prevention, restriction, interference or delay, provided that the affected party shall use its reasonable efforts to avoid or remove such causes of non-performance and shall continue performance with the utmost dispatch whenever such causes are removed. When such circumstances arise, Sinovac and GSK shall discuss what, if any, modification of the terms of this Agreement may be required in order to arrive at an equitable solution. Sinovac or GSK may if such force majeure continues for more than three (3) months terminate this Agreement forthwith on giving notice in writing to the other in which event neither Sinovac nor GSK shall be liable to the other by reason of such termination save as otherwise expressly referred to herein.

13	TERM ( All )

Subject to the provisions of Clause 14 hereof, the Agreement shall commence on the Effective Date and shall continue for a period of [***]† and thereafter shall continue automatically for another [***]† unless and until either party has given to the other not less than six (6) month notice in writing of termination.

14	TERMINATION

14.1	If either party commits any breach of the terms or conditions of this Agreement and does not take steps to remedy the breach (if capable of remedy) or offer compensation therefore within thirty (30) days of written notice from the other party, then the other party may terminate this Agreement immediately by notice.

14.2	If either party compounds or makes arrangements with its creditors or goes into liquidation other than for the purpose of a bona fide reconstruction or a receiver or manager is appointed in respect of the whole or any part of its business then the other party may terminate this Agreement immediately by notice. Each party agrees to give the other party notice in writing of any such change within fourteen (14) days of it becoming effective.

14.3	If there is a change in the Control of Sinovac ownership or the ownership of the Product, GSK shall have the sole discretion to terminate this Agreement with thirty (30) days written notice. If there is change in the control of GSK ownership, Sinovac shall have the sole discretion to terminate this Agreement with thirty (30) days written notice.

†	This portion of the service agreement has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 24b-2.

14.4	GSK shall be entitled to terminate the Agreement with thirty (30) days written notice to Sinovac if there is a significant mandatory change in retail price of the Product by the Regulatory Authorities and the parties fail to agree with change in the Service Fee in thirty (30) days upon the formal announcement or notice by the Authorities.

14.5

Sinovac shall be entitled to terminate the Agreement with thirty (30) days written notice to GSK if that, after Year 2007, the parties fail to reach agreement with Guaranteed Annual Sales according to Article 2.5 or both parties cannot reach agreement regarding the Service Fees to GSK, provided however that Sinovac shall not be entitled to terminate this Agreement if GSK commits to a Guaranteed Annual Sales that is [***]†, and both parties reach the agreement regarding the Service Fees paid to GSK. For the avoidance of doubt, in case there is an Avian Flu outbreak, this clause shall not be applied when the Parties discuss and agree with the Guaranteed Annual Sales for the following year.

15	EFFECTS OF TERMINATION

15.1	Within ten (10) working days of termination of this Agreement for any of reason either party shall return to the other party all copies of Information and materials obtained from Sinovac.

15.2	On expiry or earlier termination of this Agreement the provisions of Clauses 4.3, 8.3, 8.5, 8.6, 10, 11, 17.1 and 20 and shall remain in full force and effect, together with such provisions that Schedule 3 determines will survive termination of this Agreement.

15.3	The expiration or termination of this Agreement shall not affect any obligation of the Parties arising from any provision of this Agreement prior to the expiration or termination.

†	This portion of the service agreement has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 24b-2.

15.4	Unless as otherwise provided under this Agreement, neither party shall be entitled to any compensation from the other party with respect to the termination for any reason of this Agreement.

16	ASSIGNMENT AND SUB-CONTRACTING

16.1	Neither party shall assign or sub-contract its rights or obligations under this Agreement to any third party without the consent of the other party.

17	SEVERABILITY

17.1	In the event that any portion of this Agreement shall be held illegal, void or ineffective, the remaining portions hereof shall remain in full force and effect.

17.2	If any of the terms or provisions of this Agreement are in conflict with any applicable statute or rule of law, then such terms or provisions shall be deemed inoperative to the extent that they may conflict therewith and shall be deemed to be modified but only to the extent required to conform with such statute or rule of law.

17.3	In the event that the terms and conditions of this Agreement are materially altered as a result of Clauses 17.1 or 17.2, GSK and Sinovac will renegotiate in good faith the terms and conditions of this Agreement to resolve any inequities.

18	NOTICES

18.1	Any notice required to be given under this Agreement shall be in writing and delivered or sent to the address of the other Party indicated at the beginning of this Agreement or to such other address as the addressee shall have furnished in writing to the addresser.

18.2	The words “in writing” (and cognate expressions) whenever used in this Agreement shall be deemed to include any communications sent by letter, telegram, cablegram, facsimile or electronic mail.

19	AMENDMENTS AND ENTIRE AGREEMENT; WAIVER

19.1	All amendments to this Agreement will be agreed in writing and signed by both parties.

19.2	This Agreement constitutes the entire agreement between the parties hereto in respect of its subject matter and supersedes and extinguishes all previous representations, warranties, understandings, negotiations, arrangements and agreements, whether in writing or oral.

19.3	Each party acknowledges that it has not been induced to enter into this Agreement by any representation or warranty other than those expressly contained in this Agreement and, having negotiated and freely entered into this Agreement.

19.4	Schedules to the Agreement shall be an integrated part of this Agreement and shall have the same legal effect.

19.5	The waiver by either Party of a breach of any of the provisions of this Agreement by the other shall not be construed as a waiver of any succeeding breach of the same or other provisions; nor shall any delay or omission by either Party in exercising any right that it may have under this Agreement operate as a waiver of any breach of default of the other party.

20	GOVERNING LAW AND DISPUTE RESOLUTION

20.1	The Agreement shall be governed by the Laws of the People’s Republic of China.

20.2	In case any dispute cannot be resolved through friendly consultation by the parties, it shall be submitted to the China International Economic and Trade Arbitration Committee (“CIETAC”) under its then valid arbitration procedures and rules. The arbitration shall take place in Beijing, China. The arbitration tribunal shall be of 3 arbitrators: each party shall appoint one arbitrator and these 2 arbitrators shall appoint the chairman of the tribunal. The language to be used in the arbitration proceedings shall be Chinese. The arbitration award shall be final and binding on the PARTIES.

21	ENTIRE AGREEMENT

This Agreement shall be executed in two (2) counterparts, each of which shall be deemed an original. Each party shall hold one counterpart.

22	LANGUAGE

22.1	This Agreement and its Schedules are written in English and Chinese and both languages all originals shall have the equal validity. In case there is any discrepancy between the Chinese and English version, the Chinese version shall prevail.

AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first before written.

For and on behalf of GlaxoSmithKline (China) Investment Co., Ltd. (seal)

Signed by:	/s/ Amy Huang
Position:	VP & Area Director, China/Hong Kong
Date:	July 30, 2007

For and on behalf of Sinovac Beijing Co., Ltd. (seal)

Signed by:	/s/ Weidong Yin
Position:	General Manager
Date:

SCHEDULE 1

SERVICE FEES

1	The Service Fee for sales in 2007 shall be calculated as follows:

•	For sales between 0 to and including [***]†,[***]†

•	For sales from [***]† to and including [***]†,[***]†

•	For sales over [***]†, to be mutually agreed by GSK and Sinovac

For the years from 2008 till 2011, during the first half of each calendar year, GSK and Sinovac shall discuss and agree with the Service Fee for that calendar year based upon the principle that both parties share gains and loss caused by, but not limited to, the following factors:

•	Guaranteed Annual Sales

•	production efficiency of Sinovac

•	raw materials price fluctuation

•	mandatory change in retail price

2.

Sinovac shall pay Service Fee to GSK for the Tender Sales which is generated jointly by Sinovac and GSK at [***]† within thirty (30) days upon it receives payments from the tender Customers for the Product.

3.	During the term of the Agreement, if a significant mandatory change in retail price of the Product is made by the Authorities, GSK and Sinovac shall review and agree with the Service Fee within thirty (30) days of the formal announcement or notice by the Authorities. Should there be any agreed change(s) on the Service Fee, amendment is to be signed and considered as part of the Agreement. The revised Service Fee shall take effect for subsequent supplies.

†	This portion of the service agreement has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 24b-2.

SCHEDULE 2

GUARANTEED ANNUAL SALES AND TARGETED DELIVERY SCHEDULE

Article 1 Guaranteed Annual Sales

1.1	Guaranteed Annual Sales of 2007/08 flu season shall be:

Dose ‘000	Sales in 2007/08 Flu Season
	Guaranteed	Upside
	[***]†	[***]†

1.2

The Guaranteed Annual Sales volume of 2007 will be the actual doses delivered by Sinovac prior to the last date of the Targeted Delivery Schedule, i.e. August 31st of 2007, or [***]†, whichever is smaller.

1.3	Estimated Sales of the following years is as follows:

Dose ‘000	2008	2009	2010	2011
Product	[***]†	[***]†	[***]†	[***]†

1.4

GSK and Sinovac shall, during the first half of the calendar year, review and agree with the Guaranteed Annual Sales and Targeted Delivery Date for that calendar year. The Guranteed Annual Sales after 2007 shall not be less than [***]†.

1.5	Except as provided under Art.1.7 hereof, GSK shall be subject to a penalty if it fails to achieve the Guaranteed Annual Sales. Penalty for each unsold dose will be calculated as follows:

[***]†

1.6	GSK shall pay the penalty in thirty (30) days from the last date of the Targeted Delivery Schedule of that calendar year.

†	This portion of the service agreement has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 24b-2.

1.7	In case a demand reduction is forecasted by GSK before the Targeted Delivery Date, GSK may instruct LSP to cancel such order with Sinovac and Sinovac shall not deliver the cancelled volume to LSP:

•

if GSK, through LSP, makes such cancel 2 months prior to the Targeted Delivery date Schedule of that order, [***]† and the logistic service fee per canceled dose shall be reduced from the penalty of unsold guaranteed dose;

•

if GSK, through LSP, makes such cancel in less than 2 months but 2 weeks prior to the Targeted Deliver Date Schedule of that order, the logistic service fee shall be reduced from the penalty of unsold guaranteed dose for any unsold guaranteed dose;

•

if GSK, through LSP, makes such cancel in less than 2 weeks prior to the Targeted Deliver Schedule of that order, and if the Products of the canceled amount are not delivered to LSP, the logistic service fee shall be reduced from the penalty of unsold guaranteed dose for any canceled dose.

1.8	No Service Fee will be paid to GSK for returned products.

Article 2	Product Return for Upside Amount

Once the product is returned, Sinovac shall confirm the return of the Product with LSP. The associated logistic fee paid shall be evenly shared by Sinovac and GSK.

Article 3	Delivery

3.1	Delivery by Sinovac shall be ex-warehouse of Sinovac. LSP shall pick up the Product at Sinovac warehouse in Beijing.

†	This portion of the service agreement has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 24b-2.

3.2	For 2007 Sales, delivery shall start in August 2007 according to the following delivery schedule:

Month	[***]†			[***]†

Presentation (000’ dose)	[***]†	[***]†	[***]†	[***]†	[***]†

[***]†	[***]†	[***]†	[***]†

[***]†				[***]†	[***]†

3.3	Any additional order beyond the 2007 Guaranteed Annual Sales should be placed with Sinovac BY July 30th 2007.

3.4	For delivery beyond the Guaranteed Annual Sales, GSK grants Sinovac two (2) weeks as buffer to confirmed delivery schedule.

3.5	Targeted Delivery Schedule for the following years shall be agreed by the parties when the Guaranteed Annual Sales is discussed and agreed according to 1.4.

Article 4	Guaranteed Product Supply

4.1	Sinovac shall be subject to penalty if it fails to deliver the Product according to the agreed Targeted Delivery Schedule.

•	In the case that such delay exceeds 14 days after the targeted delivery date, the late-deliver doses will be deducted from the Guaranteed Annual Sales accordingly.

†	This portion of the service agreement has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 24b-2.

•

In case that such delay exceeds 30 days after the targeted delivery date, Sinovac shall pay [***]† of the Service Fee as liquidation damages for guaranteed amount specified in Schedule 1 to GSK for the undelivered doses and such doses will be deducted from the Guarantee Annual Sales accordingly. For the purpose of clarity, when the delayed Product is actually delivered, such delivery shall be deemed as a new order.

4.2	In case Sinovac fails to confirm with LSP the orders for the Guaranteed Annual Sales in 1 working day upon receipt from LSP which leads to the insecure of such orders by LSP, the unsecured doses shall be deducted from the Guaranteed Annual Sales accordingly.

†	This portion of the service agreement has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 24b-2.

SCHEDULE 3

SAFETY DATA EXCHANGE AGREEMENT

1.	Definitions

Terms used in this Schedule shall have the meanings given to them in Clause 1 of the Agreement, unless otherwise defined below. All other terms will have the meanings given to them below.

a.	Abuse

Persistent or sporadic intentional excessive use of a Product by a vaccinee accompanied by harmful physical and/ or psychological effects.

b.	Adverse Event or AE

An Adverse Event or AE is any untoward medical occurrence in a vaccinee who has been administered a Product, where the untoward medical occurrence is temporally associated with the use of the Product, whether or not considered related to the Product. An AE can therefore be any unfavourable and unintended sign (including an abnormal laboratory finding) symptom or disease (new or exacerbated) temporally associated with the use of a Product, including failure to produce expected benefits (i.e. lack of efficacy), and adverse events associated with circumstances of Abuse or Misuse.

c.	Confidential Information

Any non-public information furnished by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) in connection with these terms or generated pursuant to these terms that is, or which the Disclosing Party designates or would reasonably regard as being confidential.

d.	Day

A calendar day.

e.	Misuse

Use of a Product in a way that is not in accordance with its Marketing Authorisation accompanied by harmful physical and/or psychological effects.

1.6	Pregnancy Report

A report of pregnancy in a vaccinee to whom a Product has been administered or a report of a pregnancy where the father is a vaccinee to whom a Product has been administered.

1.7	Receipt

The point at which GSK (including any of GSK’s personnel) becomes aware of a report of an AE or a Pregnancy Report. For the purposes of this definition, “personnel” includes those persons employed by GSK or persons engaged by GSK for the provision of services.

2.	Exchange of AEs and Pregnancy Reports

GSK shall provide Sinovac with all information regarding AEs and Pregnancy Reports which it receives arising from any source, in the form in which it is received, immediately upon, and in any event no later than twenty-four (24) hours (or three (3) Days in the event the time period would expire during a weekend or public holiday) of Receipt.

3.	Secure email exchange

3.1	GSK shall ensure that to the extent any Confidential Information is provided by email, that those emails and any attachments sent to Sinovac are encrypted using the Tumbleweed Secure E-mail Encryption Service. GSK shall during the term of this Agreement maintain all subscriptions, payments, certificates and arrangements necessary for continued access to and use of the Tumbleweed secure email encryption service.

3.2	Where GSK or Sinovac is unable to encrypt its e-mails, information under this Schedule shall be exchanged to Sinovac by facsimile transmission or any other means as agreed by the parties.

4.	Tracking AEs and Pregnancy Reports

4.1	GSK will ensure that each AE and Pregnancy Report from any source that is provided by GSK (including follow-up data) to Sinovac shall bear:

4.1.1	The date of its receipt by GSK,

4.1.2	An unique reference number assigned by GSK,

4.1.3	A description of the original source of the AE or Pregnancy Report (whether healthcare professional, consumer, Regulatory Authority, literature or otherwise).

5.	Follow up of AEs and Pregnancy Reports

GSK shall notify Sinovac of any follow up information about AEs and Pregnancy Reports exchanged under Clause 2 which it receives and/or of which it becomes aware in respect of the Product to which it has rights in the Territory. Such notification shall be made in the same timelines set out in Clause 2 above.

6.	Regulatory Authority and other Enquiries

6.1	GSK shall notify Sinovac forthwith of the receipt of an enquiry from, or the notification of an issue by, a Regulatory Authority, a healthcare professional or a consumer relating to the Product that is directed to it concerning any safety issue. In each case, GSK shall provide Sinovac with all available information it has regarding the enquiry/issue.

6.2	Responses to any such queries received by GSK will be prepared by Sinovac and provided to the enquiring Regulatory Authority within any actual or implied timeframe set by the enquiring Regulatory Authority for the receipt of a response, and to any healthcare professional or consumer as soon as is reasonably practicable.

7.	Audits/Adverse findings by Regulatory Authorities

7.1

Provided that such audits are requested at reasonable and objectively justifiable times/intervals and that the scope of such audits is reasonable having regard to their intended purpose, Sinovac shall be entitled to conduct audits to assess GSK’s compliance with the terms of this Schedule. Provided that Sinovac has given GSK no less than fourteen (14) Days’ prior written notice of its intent to audit, GSK shall ensure that Sinovac may enter onto the premises at which relevant functions are conducted by it or on its behalf in order that Sinovac may conduct a full and proper audit through the inspection of relevant documentation, compliance metrics, systems and personnel interviews.

7.2	GSK shall afford Sinovac all reasonable co-operation in the conduct of audits under Clause 7.1.

8.	Obligations Surviving Termination of this Schedule

The following provisions shall survive termination or expiry of this Schedule:

8.1	Provided Sinovac shall cover GSK’s reasonable costs of cooperating, GSK shall not unreasonably withhold, refuse or delay a request for assistance in respect of litigation, arbitration or other means of dispute resolution, or in respect of a request for information from a Regulatory Authority or to secure compliance with a law or regulation.

8.2	Each Party shall provide the other with appropriate follow-up data in respect of information provided under this Schedule (safety data exchange agreement).

9.	Notification/Notices

9.1	Except as otherwise expressly provided for in this Schedule, where a term of this Schedule requires the provision, exchange, supply or delivery of data or information or the giving of notice to a Party, such provision, exchange, supply or delivery of data or information or giving of notice shall be in writing and made to the relevant contact listed at Appendix 1, or in any revision of Appendix 1. Where possible, notices shall be given by email in encrypted form in accordance with Clause 3 to the email addresses specified in Appendix 1 to this Schedule as may be changed by either Party upon written notice to the other Party from time to time, and those notices shall be deemed to have been delivered on the date of delivery. Where encrypted email notification is not possible, the notices shall be delivered by fax and delivery shall be deemed to have taken place on the date of successful transmission, provided such notices are transmitted to the fax numbers specified in Appendix 1 to this Schedule, as may be changed by either Party upon written notice to the other Party from time to time. The terms “notice”, “notify” and “notification” shall be construed in this Agreement in the context of this Clause 10.

9.2	Each Party shall use all reasonable endeavours to notify the other in writing of changes to the contact list in Appendix 1 within fourteen (14) days of the effective date of the change.

10.	Language for Safety Data Exchange

The Parties shall exchange safety information relating to the Product in both English and Chinese.

Appendix 1

Contact Details

For GSK

General enquiries	[***]†	[***]†

Spontaneous cases	[***]†	[***]†

Clinical cases	[***]†	[***]†

Local labeling	[***]†	[***]†

Core Safety Information	[***]†	[***]†

For Sinovac

For general enquiries	[***]†	[***]†

For spontaneous cases	[***]†	[***]†

	[***]†	[***]†

For clinical cases	[***]†	[***]†

	[***]†	[***]†

Core Safety Information	[***]†	[***]†

†	This portion of the service agreement has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 24b-2.